                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  5)*
                                              --

                                Westwood One, Inc.
     ----------------------------------------------------------------------

                     Common Stock, par value $.01 per share
     ----------------------------------------------------------------------
                          Title of Class of Securities

                                   961815107
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                 Eric R. Weiss
                             9540 Washington Blvd.
                     Culver City, CA  90232 (310) 204-5000
     ----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 February 3, 1994
     ----------------------------------------------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))





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                                       13D
CUSIP No. 961815107

  1       NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norman J. Pattiz

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) x
                                                                        (b)[ ]

  3       SEC USE ONLY


  4       SOURCE OF FUNDS*

            Not applicable.

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)                                               [ ]

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

                         7       SOLE VOTING POWER
        NUMBER OF                             None
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY                              7,514,480
          EACH
        REPORTING
         PERSON          9       SOLE DISPOSITIVE POWER
          WITH                                2,514,480


                         10      SHARED DISPOSITIVE POWER
                                              None

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,514,480

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.2%

  14      TYPE OF REPORTING PERSON*

            IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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Item 1 - Security and Issuer

                      This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Westwood One, Inc. (the "Issuer") and the Issuer's Class B Stock which is convertible into Common Stock at anytime on a share-for-share basis (the "Class B Stock").

                      The principal executive offices of the Issuer are located at 9540 Washington Boulevard, Culver City, California 90232.

Item 2 - Identity and Background

                      (a)         Norman J. Pattiz.

                      (b) 9540 Washington Boulevard, Culver City, California 90230.

                      (c)         Chairman of the Board of the Issuer.

                      (d) Mr. Pattiz has never been convicted in a criminal proceeding.

                      (e)         Mr. Pattiz has never been a party to a
                                  civil proceeding of a judicial or
                                  administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                      (f) Mr. Pattiz is a citizen of the United States of America.

Item 3 - Source and Amount of Funds and Other Consideration

                      Not applicable.

Item 4 - Purpose of Transaction

                      This statement relates to the acquisition by Infinity Network Inc., a Delaware corporation ("INI"), of 5,000,000 shares of Common Stock plus warrants to acquire additional shares of Common Stock and the Voting Agreement dated as of February 3, 1994 among Mr. Pattiz, INI and the Issuer (the "Voting Agreement") which provides for the voting of shares of the Issuer's capital stock held by Mr. Pattiz and INI, as described in Items 5 and 6 below.

                      Mr. Pattiz does not have any present intention to acquire additional securities of the Issuer or dispose of any such securities, although he may, depending on his evaluation of the Issuer's business and prospects and upon future developments (including, but not limited to, general economic and stock market conditions) determine to increase or decrease his position in the Issuer in the future. Except in connection with the exercise of the warrants and the Letter Agreement referred to in Items 5 and 6 below, Mr. Pattiz is not aware of any plans or proposals by INI or its affiliates to acquire additional securities of the Issuer or dispose of any such securities.

                      Except as described in Items 5 and 6 below, Mr. Pattiz does not have any present plan or proposals which relate to or would result in
(i) an extraordinary corporate transaction involving the Issuer or any of its





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subsidiaries, (ii) a sale or transfer of a material amount of the assets of the
Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuers business or corporate structure, (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration, and (ix) any action similar to any of those enumerated above.


Item 5 - Interest in Securities of the Issuer

                      (a) - Aggregate Number and Percentage Owned.

                      See Items 11 and 13 of the cover pages attached hereto for the aggregate number and percentage of Common Stock beneficially owned by Mr. Pattiz.

                      Mr. Pattiz is the direct beneficial owner of 2,514,480 shares of Common Stock, which includes (i) stock options to purchase 525,000 shares of Common Stock granted pursuant to Mr Pattiz' previous written employment agreement with the Issuer and stock options to purchase 18,750 shares of Common Stock under the Issuer's 1989 Stock Incentive Plan, and (ii) 351,690 shares of Class B Stock held by Mr. Pattiz.

                      On February 3, 1994, INI purchased 5,000,000 shares of Common Stock and a ten-year warrant to purchase up to an additional 3,000,000 shares of Common Stock at an exercise price of $3.00 per share (the "Purchase Warrant"), for a total purchase price of $15,000,000 pursuant to a Securities Purchase Agreement dated as of November 4, 1993 between the Issuer and INI (the "Securities Purchase Agreement"). The Purchase Warrant will become exercisable in three equal annual installments of 1,000,000 shares commencing on February 3 of each of 1995, 1996 and 1997, subject to the adjustment in certain events as set forth therein. The Purchase Warrant will become immediately exercisable with respect to all shares of underlying Common Stock if the Management Agreement (the "Management Agreement") dated February 3, 1994 between the Issuer and Infinity Broadcasting Corporation, the sole shareholder of INI ("Infinity"), is terminated for any reason other than for cause.

                      On February 3, 1994, as incentive compensation under the Management Agreement, the Issuer issued to INI warrants (collectively, the "Incentive Warrants") to purchase up to an aggregate of 1,500,000 shares of Common Stock exercisable as follows: (i) 500,000 shares at $3.00 per share (subject to adjustment) if the Common Stock reaches a price of $10.00 per share on at least 20 out of 30 consecutive trading days during which the national securities exchanges are open for trading ("Trading Days"); (ii) 500,000 shares at $4.00 per share (subject to adjustment) if the Common Stock reaches a price of $15.00 per share on at





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least 20 out of 30 Trading Days; and (iii) 500,000 shares at $5.00 per share
(subject to adjustment) if the Common Stock reaches a price of $20.00 per share on at least 20 out of 30 Trading Days. On February 10, 1994, the last sale price of the Common Stock as reported on the NASDAQ/National Market System was $7-3/4. Each Incentive Warrant terminates on the later of February 3, 2004 or the third anniversary of the date upon which such Incentive Warrant becomes exercisable, except that each Incentive Warrant will terminate no later than February 3, 2009.

                      As described in more detail in Item 6 below, the Issuer, Mr. Pattiz and INI have entered into the Voting Agreement pursuant to which INI and Mr. Pattiz have agreed to vote all shares of capital stock of the Issuer held by them to elect their respective designees to the Board of Directors of the Issuer. As a result of the Voting Agreement, Mr. Pattiz beneficially owns with INI 7,514,480 shares of Common Stock or approximately 29.2% of the outstanding Common Stock, having sole dispositive power of 2,514,480 shares and shared voting power with INI over 7,514,480 shares. For purposes of calculating the percentage of Common Stock owned by Mr. Pattiz, the 543,750 shares underlying Mr. Pattiz' options and the 351,690 shares of Mr. Pattiz' Class B stock were included as Common Stock beneficially owned by Mr. Pattiz and outstanding.

                      The description of the Securities Purchase Agreement, the Purchase Warrants and the Incentive Warrants set forth above does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, the Purchase Warrant and the Incentive Warrants attached hereto as Exhibits 1, 2, 3, 4 and 5.

                      (b)  Voting and Investment Power.

                      See Items 7-10 of the cover pages attached hereto and
Item 5(a) above for the number of shares of Common Stock as to which Mr. Pattiz has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

                      As described in Item 6 below, Mr. Pattiz shares, in certain limited circumstances, the power to vote or direct the vote of Common Stock beneficially owned by Mr. Pattiz with INI. INI is a Delaware corporation and a wholly owned subsidiary of Infinity, also a Delaware corporation. The present principal business of INI and Infinity is radio broadcasting and related businesses. The current address of each of INI's and Infinity's principal business and office is 600 Madison Avenue, New York, New York 10022. During the last five years, neither INI nor Infinity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither INI nor Infinity has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





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                      (c)  Description of Transactions.

                      See Item 5(a) for a description of the transaction pursuant to which INI acquired Common Stock.

                      Mr. Pattiz has not effected transactions involving the Common Stock in the last 60 days.

                      (d)  Dividends, Proceeds, etc.

                      To Mr. Pattiz' knowledge, no person other than the direct beneficial owner of the shares of Common Stock described above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares.

                      (e)  Not applicable.

ITEM 6 - Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

                      AGREEMENTS TO WHICH MR. PATTIZ IS A PARTY.

                      Pursuant to the Voting Agreement, Mr. Pattiz and INI have the right to designate persons for election to the Board of Directors of the Issuer and to provide for the voting of the Class B Stock held by Mr Pattiz. The Voting Agreement provides that the Issuer will use all reasonable efforts to appoint and maintain as members of its Board (i) three directors selected by Mr. Pattiz (the "Pattiz Designees"), (ii) three directors selected by INI (the "INI Designees") and (iii) three Independent Directors who are not officers or employees of either the Issuer or INI and who will be designated by a nominating committee composed of one Pattiz Designee and one INI Designee. The Issuer, Mr. Pattiz and INI have also agreed that they will not take any action to alter the authorized number of Board members without the consent of the other except as provided in the Voting Agreement. Mr. Pattiz and INI have each agreed to vote all of their shares of capital stock in favor of the election as directors of the Issuer as described above and as determined pursuant to the terms of the Voting Agreement.

                      Mr. Pattiz has agreed that he will vote all of his shares of Class B Stock in accordance with the recommendation of the majority of the full incumbent Board on any matters presented to the shareholders of the Issuer.

                      INI has agreed that so long as Mr. Pattiz has not been subject to Removal for Cause (as defined in Mr. Pattiz' employment agreement with the Issuer), is a director of the Issuer and holds at least one-sixth of the shares of the Issuer held by him as of February 3, 1994, it will direct the INI Designees, to the extent consistent with their fiduciary duties to the Issuer, to vote for the appointment and nomination of Mr. Pattiz as Chairman of the Board of the Issuer.

                      Under the terms of the Voting Agreement, at such time as either Mr. Pattiz or INI no longer holds (or in the case of INI has rights to acquire) shares of the Issuer representing at least two-thirds of the shares held by him or held (or acquirable) by INI as of February 3, 1994,





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such party's designation rights with respect to the Board of Directors will be reduced so that such party will only have the right to designate two members of the Board and the total number of directors will be reduced by one. Mr. Pattiz' or INI's designation rights will be further reduced to one designee with a corresponding reduction in the total Board by one member at such time as Mr. Pattiz or INI, as the case may be, no longer holds (or in the case of INI has rights to acquire) shares representing at least one-third of the shares held by him or held (or acquirable) by INI as of February 3, 1994. The designation rights of either Mr. Pattiz or INI will be terminated and the total number of directors of the Issuer further reduced by one when Mr. Pattiz or INI, as the case may be, no longer holds (or in the case of INI has rights to acquire) any of the shares of the Issuer which he or INI held (or in the case of INI had rights to acquire) as of February 3, 1994.

                      The description of the Voting Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement attached hereto as Exhibit 6.

                      AGREEMENTS TO WHICH INI IS A PARTY.

                       See Item 5(a) for a description of the Securities Purchase Agreement between the Issuer and INI and the Purchase Warrant and the Incentive Warrants issued to INI by the Issuer.

                      INI and the Issuer have also entered into a Registration Rights Agreement dated as of February 3, 1994, attached hereto as Exhibit 7, granting certain demand and incidental registration rights with respect to the shares of Common Stock currently held by INI or acquired upon exercise of the Purchase Warrant or the Incentive Warrants and providing for certain restrictions on the transfer of such shares.

                      The description of the Registration Rights Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 7.

                      The Issuer and INI have also entered into a letter agreement dated February 3, 1994 (the "Letter Agreement") pursuant to which INI has agreed to purchase all of the Issuer's 9% Convertible Senior Subordinated Debentures due 2002 (the "Debentures") that are tendered for redemption at a time when they are eligible for conversion into Common Stock and promptly convert such Debentures into Common Stock. If all of the outstanding Debentures have not been converted into Common Stock or purchased by INI on the day preceding the date fixed for redemption, INI has agreed to purchase from the Issuer the number of shares of Common Stock into which the outstanding Debentures then required to be redeemed could have been converted (on the last day that such Debentures were eligible for conversion), for an aggregate purchase price equal to the aggregate redemption price of such Debentures.

                      The description of the Letter Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement attached hereto as Exhibit 8.





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ITEM 7 - Material to Be Filed as Exhibits

Exhibits

Exhibit 1 Securities Purchase Agreement dated as of November 4, 1993 between the Issuer and INI

Exhibit 2 Purchase Warrant dated as of February 3, 1994 issued by the Issuer to INI

Exhibit 3 Incentive Warrant dated as of February 3, 1994 issued by the Issuer to Infinity or its designated affiliate to purchase 500,000 shares of Common Stock at an exercise price of $3.00 per share

Exhibit 4 Incentive Warrant dated as of February 3, 1994 issued by the Issuer to Infinity or its designated affiliate to purchase 500,000 shares of Common Stock at an exercise price of $4.00 per share

Exhibit 5 Incentive Warrant dated as of February 3, 1994 issued by the Issuer to Infinity or its designated affiliate to purchase 500,000 shares of Common Stock at an exercise price of $5.00 per share

Exhibit 6 Voting Agreement dated as of February 3, 1994 among the Issuer, Norman J. Pattiz and INI

Exhibit 7 Registration Rights Agreement dated as of February 3, 1994 between the Issuer and INI

Exhibit 8    Letter Agreement dated February 3, 1994 between the Issuer and INI



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 1994
- -----------------------------------------------
Date

/S/ Norman J. Pattiz
- -----------------------------------------------
Signature

Norman J. Pattiz, Chairman-Westwood One, Inc.
- -----------------------------------------------
Name/Title





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